UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 3)*

Aligos Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

01626L 10 5

(CUSIP Number)

Versant Venture Capital VI, L.P.

Max Eisenberg

One Sansome Street, Suite 1650

San Francisco, CA 94104

415-801-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 01626L 10 5	13D

1.	Name of Reporting Persons Versant Venture Capital VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,457,937 shares of common stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,457,937 shares of common stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,457,937 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.9% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule 13D is filed by Versant Venture Capital VI, L.P. (“Versant VI”), Versant Ventures VI GP, L.P. (“Versant Ventures VI GP”), Versant Ventures VI GP-GP, LLC (“Versant Ventures VI GP-GP”), Versant Vantage I, L.P. (“Versant Vantage I”), Versant Vantage I GP, L.P. (“Versant Vantage I GP”) and Versant Vantage I GP-GP, LLC (“Versant Vantage I GP-GP” and, with Versant VI, Versant Ventures VI GP, Versant Ventures VI GP-GP, Versant Vantage I and Versant Vantage I GP, collectively, the “Reporting Persons”). Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Each of Versant Ventures VI GP-GP and Versant Ventures VI GP share voting and dispositive power over the shares held by Versant VI. Versant Vantage I GP-GP is the general partner of Versant Vantage I GP, which is the general partner of Versant Vantage I. Each of Versant Vantage I GP-GP and Versant Vantage I GP share voting and dispositive power over the shares held by Versant Vantage I. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

These shares are held by Versant VI. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Each of Versant Ventures VI GP-GP and Versant Ventures VI GP may be deemed to share voting and dispositive power with respect to the shares held by Versant VI.

(3)

Based upon 74,931,848 shares of the Issuer’s common stock outstanding as of October 31, 2023, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2023, filed with the United States Securities and Exchange Commission (the “Commission”) on November 2, 2023 (the “Form 10-Q”), of which 71,839,510 of such shares are comprised of voting common stock and 3,092,338 of such shares are comprised of non-voting common stock.

CUSIP No. 01626L 10 5	13D

1.	Name of Reporting Persons Versant Ventures VI GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,457,937 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,457,937 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,457,937 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.9% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant VI. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Each of Versant Ventures VI GP-GP and Versant Ventures VI GP may be deemed to share voting and dispositive power with respect to the shares held by Versant VI.

(3)	This calculation is based upon 74,931,848 shares of the Issuer’s common stock outstanding as of October 31, 2023, as reported in the Form 10-Q.

CUSIP No. 01626L 10 5	13D

1.	Name of Reporting Persons Versant Ventures VI GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,457,937 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,457,937 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,457,937 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.9% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant VI. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Each of Versant Ventures VI GP-GP and Versant Ventures VI GP may be deemed to share voting and dispositive power with respect to the shares held by Versant VI.

(3)	This calculation is based upon 74,931,848 shares of the Issuer’s common stock outstanding as of October 31, 2023, as reported in the Form 10-Q.

CUSIP No. 01626L 10 5	13D

1.	Name of Reporting Persons Versant Vantage I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 862,444 shares of common stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 862,444 shares of common stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 862,444 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.2% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant Vantage I. Versant Vantage I GP-GP is the general partner of Versant Vantage I GP, which is the general partner of Versant Vantage I. Each of Versant Vantage I GP-GP and Versant Vantage I GP may be deemed to share voting and dispositive power with respect to the shares held by Versant Vantage I.

(3)	This calculation is based upon 74,931,848 shares of the Issuer’s common stock outstanding as of October 31, 2023, as reported in the Form 10-Q.

CUSIP No. 01626L 10 5	13D

1.	Name of Reporting Persons Versant Vantage I GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 862,444 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 862,444 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 862,444 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.2% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant Vantage I. Versant Vantage I GP-GP is the general partner of Versant Vantage I GP, which is the general partner of Versant Vantage I. Each of Versant Vantage I GP-GP and Versant Vantage I GP may be deemed to share voting and dispositive power with respect to the shares held by Versant Vantage I.

(3)	This calculation is based upon 74,931,848 shares of the Issuer’s common stock outstanding as of October 31, 2023, as reported in the Form 10-Q.

CUSIP No. 01626L 10 5	13D

1.	Name of Reporting Persons Versant Vantage I GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 862,444 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 862,444 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 862,444 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.2% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant Vantage I. Versant Vantage I GP-GP is the general partner of Versant Vantage I GP, which is the general partner of Versant Vantage I. Each of Versant Vantage I GP-GP and Versant Vantage I GP may be deemed to share voting and dispositive power with respect to the shares held by Versant Vantage I.

(3)	This calculation is based upon 74,931,848 shares of the Issuer’s common stock outstanding as of October 31, 2023, as reported in the Form 10-Q.

CUSIP No. 01626L 10 5	13D

Explanatory Note:

This Amendment No 3. (this “Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on October 30, 2020, as amended by Amendment No. 1 filed with the Commission on May 3, 2021 and Amendment No. 2 filed with the Commission on June 21, 2021 (collectively, the “Original Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background

(b) The business address for each of the Reporting Persons is:

c/o Versant Ventures

One Sansome, Street Suite 1650

San Francisco, CA 94104

Item 5. Interest in Securities of the Issuer

This information reported below is based upon 74,931,848 shares of the Issuer’s common stock outstanding as of October 31, 2023, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 2, 2023. This Amendment is being filed to update the aggregate percentage of the Issuer’s Common Stock owned by the Reporting Persons due to dilution caused by the Issuer’s sales of additional shares of its Common Stock from time to time since the date of the filing of the Original Schedule 13D. Such transactions resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Original Schedule 13D. (a) and (b) See Items 7-11 of the cover pages of this Amendment.

(a) and (b) See Items 7-11 and 13 of the cover pages of this Amendment for each Reporting Person.

(e) The Reporting Persons ceased to be, in the aggregate, the beneficial owners of more than five percent of the Issuer’s Common Stock on November 2, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2024

Versant Venture Capital VI, L.P.
By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Ventures VI GP, L.P.
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Ventures VI GP-GP, LLC

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Vantage I, L.P.
By:	Versant Vantage I GP, L.P.
Its:	General Partner
By:	Versant Vantage I GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Vantage I GP, L.P.
By:	Versant Vantage I GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Vantage I GP-GP, LLC

By:	/s/ Max Eisenberg, Chief Operating Officer